                                                            EXHIBIT 20.1

                               TABLE OF CONTENTS

                                 WHOWHERE? INC.

                                                                                         Page
                                                                                         ----

Report of the Independent Auditors.....................................................   F-1

Balance Sheets at December 31, 1997 and 1996...........................................   F-2

Statements of Operations for the year ended December 31, 1997 and 1996
   and for the period from May 10, 1995 (Inception) through December 31, 1995..........   F-3

Statements of Stockholders' Equity for the year ended December 31, 1997 and 1996 and
   for the period from May 10, 1995 (Inception) through December 31, 1995..............   F-4

Statements of Cash Flows for the year ended December 31, 1997 and 1996 and
   for the period from May 10, 1995 (Inception) through December 31, 1995..............   F-5

Notes to Financial Statements..........................................................   F-7

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
WhoWhere?, Inc.

  We have audited the accompanying balance sheets of WhoWhere?, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (May 10, 1995) to December 31, 1995 and for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WhoWhere?, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for the period from inception (May 10, 1995) to December 31, 1995 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                            /s/ Ernst & Young LLP

Palo Alto, California
February 18, 1998

                                WHOWHERE?, INC.

                                 BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                         DECEMBER 31, 1997      DECEMBER 31, 1996
                                                                        -------------------    -------------------
                          ASSETS
Current assets:
  Cash and cash equivalents                                             $             5,209    $             2,033
  Accounts receivable, net of allowance for doubtful accounts of $ 223 at August 2, 1998, $10 at December 31, 1997
         (none at December 31, 1996)                                                    896                     65
  Note receivable from stockholder                                                    2,650
  Prepaid expenses and other current assets                                             198                     38
                                                                        -------------------    -------------------
         Total current assets                                                         8,953                  2,136

Property and equipment, net                                                           1,353                    444
Intangible assets, net                                                                1,628
Notes receivable from founders, including interest                                      504
                                                                        -------------------    -------------------
                                                                        $            12,438    $             2,580
                                                                        ===================    ===================

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                       $               840    $               295
 Accrued compensation                                                                   142                     80
 Other accrued liabilities                                                               59                      7
 Current portion of capital lease obligations                                           159                     68
 Borrowings under bank line of credit                                                 1,328
 Current portion of long-term debt                                                    1,380
                                                                        -------------------    -------------------

         Total current liabilities                                                    3,908                    450

Non current portion of capital lease obligations                                        282                    184
Long-term debt                                                                        1,747                      -

Commitments

Stockholders' equity:
 Preferred stock, $0.001 par value, issuable in series,  10,000,000 shares authorized, aggregate liquidation preference of $13,636 at December 31, 1997, at amounts paid in
 Series A convertible, 2,074,823 shares designated, 1,444,162 and 1,429,961 shares issued and outstanding at December 31,
   1997 and 1996, respectively                                                        3,687                  3,650
 Series B convertible, 5,750,000 shares designated, 5,223,683
   shares issued and outstanding at December 31, 1997 (none in                        9,884
   1996)
 Common stock, $0.001 par value; 40,000,000 shares authorized:
   4,660,874 and 4,509,834 shares issued and outstanding at
   December 31, 1997 and 1996, respectively                                              14                     10
 Accumulated deficit                                                                 (7,084)                (1,714)
                                                                        -------------------    -------------------
         Total stockholders' equity                                                   6,501                  1,946
                                                                        -------------------    -------------------
         Total liabilities and stockholders' equity                     $            12,438    $             2,580
                                                                        ===================    ===================


                See accompanying notes to financial statements.

                                WHOWHERE?, INC.

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)


                                                                                        PERIOD FROM
                                                                                     INCEPTION (MAY 10,
                                                  YEAR ENDED DECEMBER 31,                 1995) TO
                                       ------------------------------------------        DECEMBER 31,
                                                1997                   1996                  1995
                                       -------------------    -------------------    -------------------
Revenues:
 Advertising revenue                   $             2,070    $               162    $
 Consulting and other revenue                           11                    242                    160
                                       -------------------    -------------------    -------------------
Total revenues                                       2,081                    404                    160

Cost of revenues                                       748                    164
                                       -------------------    -------------------    -------------------
Gross profit                                         1,333                    240                    160

Operating expenses:
 Product development                                 1,197                    625                    114
 Sales and marketing                                 2,749                    697                      1
 General and administrative                          1,606                    626                     67
 In-process purchased technology                       797
 Amortization of intangibles                           233
                                       -------------------    -------------------    -------------------
Total operating expenses                             6,582                  1,948                    182
                                       -------------------    -------------------    -------------------

Operating loss                                      (5,249)                (1,708)                   (22)

Interest and other expense                            (201)                   (12)                    (3)
Interest income                                         80                     31
                                       -------------------    -------------------    -------------------
Net loss                               $            (5,370)   $            (1,689)   $               (25)
                                       ===================    ===================    ===================
Basic and diluted net
  loss per share                       $             (1.17)   $             (0.39)   $             (0.01)
                                       ===================    ===================    ===================
Shares used in computing basic
  and diluted net loss per share                 4,575,758              4,368,038              2,741,667
                                       ===================    ===================    ===================


                See accompanying notes to financial statements.

                                WHOWHERE?, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)





                                                    CONVERTIBLE PREFERRED STOCK                                            TOTAL
                                             ----------------------------------------                                  STOCKHOLDERS'
                                                    SERIES A            SERIES B         COMMON STOCK                     EQUITY
                                             -----------------------------------------------------------    ACCUMULATED  NET CAPITAL
                                                SHARES    AMOUNT    SHARES    AMOUNT      SHARES    AMOUNT   (DEFICIT)   DEFICIENCY
                                             --------------------------------------------------------------------------------------
Initial Founders' investment                         -   $     -         -    $    -   4,200,000      $10   $       -    $       10
Net loss                                             -         -         -         -            -       -         (25)          (25)
                                             --------------------------------------------------------------------------------------
Balance at December 31, 1995                         -         -         -         -   4,200,000       10          (25)         (15)

Issuance of common stock to investors                -         -         -         -                    -            -            -
Issuance of Series A convertible preferred
 stock                                       1,429,961    3,650          -         -           -        -            -        3,650
  and warrants, net of issuance costs of $24
Issuance of common stock upon exercise
 of employee stock options and other
 issuances under the plan                            -        -          -         -     289,834        -            -            -
Net loss                                             -        -          -         -           -        -       (1,689)      (1,689)
                                             --------------------------------------------------------------------------------------
Balances at December 31, 1996                1,429,961    3,650          -         -   4,509,834       10       (1,714)       1,946
Issuance of Series A convertible preferred
 stock for services rendered                    14,201       37          -         -           -        -            -           37
Issuance of Series B convertible preferred
 stock for cash and conversion of notes
 payable, net of issuance costs of $41               -        -  5,223,683     9,884           -        -            -        9,884
Issuance of common stock upon exercise
 of employee stock options                           -        -          -         -     151,040        4            -            4
Net loss                                             -        -          -         -           -        -       (5,370)      (5,370)
                                             --------------------------------------------------------------------------------------
Balances at December 31, 1997                1,444,162   $3,687  5,223,683    $9,884   4,660,874      $14      $(7,084)     $ 6,501
                                             ======================================================================================

                See accompanying notes to financial statements.

                                WHOWHERE?, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                        PERIOD FROM
                                                                                                       INCEPTION (MAY
                                                                                                         10, 1995)
                                                            YEAR ENDED             YEAR ENDED         TO DECEMBER 31,
                                                        DECEMBER 31, 1997      DECEMBER 31, 1996            1995
                                                      -------------------    -------------------    -------------------
OPERATING ACTIVITIES
Net loss                                                          $(5,370)               $(1,689)                 $ (25)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
 In-process purchased technology                                      797                      -                      -
 Depreciation and amortization                                        602                     65                      7
 Issuance of Series A preferred stock for services
  rendered                                                             36                      -                      -

 Accrued interest on notes receivable from founders                    (4)                     -                      -
 Changes in operating assets and liabilities:
  Accounts receivable                                                (831)                   (51)                   (14)
  Prepaid expenses and other current assets                          (160)                   (37)                    (1)
  Notes receivable from founders                                     (500)                     -                      -
  Accounts payable                                                    545                    188                    107
  Accrued compensation                                                 62                     81                      -
  Other accrued liabilities                                            52                      7                      -
                                                      -------------------    -------------------    -------------------
Cash (used in) provided by operating activities                    (4,771)                (1,436)                    74
                                                      -------------------    -------------------    -------------------

INVESTING ACTIVITIES
Purchases of property and equipment                                  (864)                  (161)                   (62)
Payments on acquisition of Angelfire, Inc.                           (211)
                                                      -------------------    -------------------    -------------------
Cash used in investing activities                                  (1,075)                  (161)                   (62)
                                                      -------------------    -------------------    -------------------

FINANCING ACTIVITIES
Proceeds from founders                                                  -                      -                     10
Payments on capital lease obligations                                (162)                   (42)
Proceeds from bank line of credit                                   1,328                      -                      -
Proceeds from long-term debt                                          618                      -                      -
Proceeds from issuance of notes receivable                              -                      -                      -
Proceeds from issuance of convertible notes payable                 1,425                      -                      -
Proceeds from issuance of Series A convertible
 preferred stock and warrants, net of offering costs                    -                  3,650                      -

Proceeds from issuance of Series B convertible
 preferred stock, net of offering costs                             5,809                      -                      -

Proceeds from issuance of common stock                                  4                      -                      -
                                                      -------------------    -------------------    -------------------
Cash provided by financing activities                               9,022                  3,608                     10
                                                      -------------------    -------------------    -------------------

Net increase in cash and cash equivalents                           3,176                  2,011                     22
Cash and cash equivalents at beginning of period                    2,033                     22                      -
                                                      -------------------    -------------------    -------------------
Cash and cash equivalents at end of period                        $ 5,209                $ 2,033                  $  22
                                                      ===================    ===================    ===================

                                WHOWHERE?, INC.

                                 (IN THOUSANDS)

                                                                                                         PERIOD FROM
                                                                                                       INCEPTION (MAY
                                                                                                          10, 1995)
                                                             YEAR ENDED            YEAR ENDED          TO DECEMBER 31,
                                                          DECEMBER 31, 1997     DECEMBER 31, 1996           1995
                                                         -------------------   -------------------   -------------------

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITIES
Equipment acquired under capital leases                   $             353     $             293     $

Note receivable from a stockholder in exchange for
 issuance of Series B preferred stock                                $2,650     $                     $
Conversion of convertible notes payable to Series B
 convertible preferred stock                                         $1,425     $                     $
                                                        ===================   ===================   ===================

SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for interest                                  $               140   $                12   $                 2
                                                        ===================   ===================   ===================

                See accompanying notes to financial statements.

                                WHOWHERE?, INC.

                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY AND BASIS OF PRESENTATION

  WhoWhere?, Inc. ("WhoWhere" or the "Company"), formerly Parsec Communications, was formed in 1995. The Company is a leading online global communications directory of people and business information from around the world, including e-mail address, telephone listings, business URLs and personal home-page listing presented in English, French, and Spanish. The Company's goal is to develop and offer network-based services that help people and businesses from across the world find, communicate, and collaborate with one another on the World Wide Web. The Company derives a substantial portion of its revenue from selling advertisements on its Web Sites to customers in various industries.

  The Company has incurred operating losses to date and incurred a net loss of $5,370,000 for the year ended December 31, 1997. Management believes that available resources will provide sufficient funding to enable the Company to meet its obligations through at least December 31, 1998. If anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financial resources if such resources were not available.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  The Company considers investments in highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily invested in money market accounts with major financial institutions. The fair value of money market accounts approximate their carrying value at December 31, 1997 and 1996.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the asset, generally three years. Leasehold improvements and equipment purchased under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. Amortization on capital leases is included in depreciation expense. Property and equipment, at cost, consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                          1997                   1996
                                                 -------------------    -------------------
Computer hardware and software                                $1,068                  $ 167
Furniture and fixtures                                           126                     33
Leasehold improvements                                                                   23
Leased computer equipment                                        600                    293
                                                 -------------------    -------------------
                                                               1,794                    516
Less accumulated depreciation and amortization                  (441)                   (72)
                                                 -------------------    -------------------
                                                              $1,353                  $ 444
                                                 ===================    ===================

                                WHOWHERE?, INC.

Per Share Amounts

  The Company has presented earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 requires the presentation of basic loss per share and diluted loss per share for all periods presented. As the Company has been in a net loss position for all periods presented, common stock equivalents were excluded from the diluted loss per share calculation as they would be antidilutive. As a result, diluted loss per share is the same as basic loss per share, and has not been presented separately.

STOCK-BASED COMPENSATION

  The Company has elected to continue to use the intrinsic value method of accounting for stock-based compensation, as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), and thus recognizes no compensation expense for options granted with exercise prices that are not less than the fair value of the Company's common stock on the date of grant.

REVENUE RECOGNITION

  Advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent minimum guaranteed impression levels are not met, the Company defers recognition of the corresponding revenues until guaranteed levels are achieved.

  Advertising revenues are also derived from revenue sharing agreements for advertising sold by third parties on cobranded Internet sites. Revenues from the sale of certain advertising space are shared with third parties pursuant to the terms of certain agreements. To date, amounts allocable to third parties have not been significant.

  Consulting and other revenues consist primarily of consulting revenue generated by assisting other entities setting up web pages and consulting on directory content and technology for those other entities. Consulting revenue is recognized when the services are performed.

  Revenues from customers representing 10% or more of total revenues were as follows:

                                 YEARS ENDED DECEMBER 31,
                                  1997      1996    1995
                                 ------    -----   -----
 CUSTOMER:
                      A             -        28%     61%
                      B             -         -      10%
                      C             -        20%      -
                      D             -        27%      -
                      E            15%        -       -

ADVERTISING

  Costs related to advertising are expensed as incurred. Advertising expense for the years ended December 31, 1997 and 1996 was $557,900 and $143,300, respectively (none for 1995). The Company has not incurred any significant direct response advertising costs to date.

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company performs ongoing evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. Revenues derived from customers outside the Untied States have not been significant.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net loss or stockholders' equity.

                                WHOWHERE?, INC.

2. ACQUISITION

   In October 1997, the Company acquired certain net assets of Angelfire, Inc. ("Angelfire") for approximately $2,720,000 in cash and notes payable (see Note
4). Angelfire provides personal home page capabilities for Internet users. The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of Angelfire subsequent to the acquisition date.


   The purchase included tangible net assets of $62,000 and in-process purchased technology of $797,000 at fair market value. The remaining purchase price of $1,861,000 is being amortized over the estimated useful lives of the intangible assets acquired of two years. The Company determined the amounts to be allocated to developed and in-process technology based on whether technological feasibility had been achieved (as defined and utilized by the Company in assessing software capitalization) and whether there was any alternative future use for the technology. Other considerations included the time and cost to complete each project, anticipated gross profit, and associated risks which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. The Company concluded that the in-process technology had no alternative future use after taking into consideration the potential for usage of the technology in different products, resale of the technology and internal usage.

   Pro forma information for periods prior to the acquisition have not been presented, because the results of Angelfire's operations were not material to the Company's historical results.

3. NOTES RECEIVABLE FROM STOCKHOLDERS

   In November 1997, the Company received a secured full-recourse promissory note from a stockholder for $2,650,000 in exchange for the issuance of 1,394,737 shares of Series B preferred stock (see Note 6). The note bears interest at 6% per annum and was due in February 1998. The note was repaid in February 1998.

   In December 1997, the Company made a loan to two of the Company's founders in the amount of $250,000 each. The notes bear interest at a rate of 6% per annum, and are secured by shares of common stock of the Company. The notes mature no later than November 2001 and as early as 30 days after a change in control or the consummation of an initial public offering.

4. BANK LINE OF CREDIT AND NOTES PAYABLE

   In May 1997, the Company entered into a convertible note and warrant purchase agreement with various investors which raised approximately $1,425,000. The notes accrued interest at 8% per annum and were converted into 750,000 shares of Series B convertible preferred stock in November 1997 at $1.90 per share (see
Note 6).

   The Company has a line of credit with a bank that provides for working capital advances up to $1,500,000 and expires in September 1998. A portion of the borrowings under the line of credit are limited to specified percentages of eligible accounts receivable, as defined, and are collateralized by substantially all of the assets of the Company. Borrowings under the line of credit bear interest at the bank's prime rate plus 0.5% (9.0% at December 31, 1997). Under the terms of the line of credit agreement, the Company is required to maintain certain financial covenants. In addition, payment of cash dividends is prohibited without the bank's consent when borrowings are outstanding. At December 31, 1997, outstanding borrowings under the line of credit were approximately $1,328,000. The Company was out of compliance with certain covenants at the end of the year. The bank has waived these covenants during the period the Company was out of compliance.

   In October 1997, the Company entered into a $1,600,000 credit facility with a leasing company to finance equipment purchases. Amounts outstanding under this credit facility bear interest at an imputed rate of 15.7%, are repayable in 42 equal monthly installments and are collateralized by the underlying property and equipment. At December 31, 1997, the Company has borrowed $618,000 under the credit facility.

                                WHOWHERE?, INC.

   In connection with the Company's acquisition of Angelfire, the Company entered into notes payable to the former stockholders in the aggregate principal amount of $2,509,000. The notes earn interest at a rate of 7% compounded annually and are subordinate to outstanding borrowings under the Company's $1,500,000 line of credit with a bank. The principal and accumulated interest on the notes is due in three installments as follows: $1,289,000, $1,000,000 and $500,000 in 1998, 1999 and 2000, respectively.

5. COMMITMENTS

Capital Leases

  The Company leases certain property and equipment under noncancelable lease agreements that are accounted for as capital leases. Property and equipment at December 31, 1997 and 1996 include assets under capital leases of approximately $646,000 and $293,000, respectively. Accumulated amortization related to leased assets at December 31, 1997 and 1996, was $88,264 and $27,800, respectively.

Operating Leases

  The Company leases its corporate offices under a noncancelable lease that expires December 31, 2002.

Future minimum lease payments are as follows (in thousands):

                                                                 CAPITAL              OPERATING
                                                                 LEASES                LEASES
                                                          -------------------   -------------------
Years ending December 31:
 1998                                                                    $194                $  335
 1999                                                                     175                   351
 2000                                                                     116                   367
 2001                                                                      12                   383
 2002                                                                                           400
                                                            -----------------     -----------------
Total minimum lease and
  principal payments, respectively                                        497                $1,836
                                                                                  =================
Amount representing interest                                               56
                                                            -----------------
Present value of future lease payments                                    441
Current portion of capital lease obligations                              159
                                                            -----------------
Noncurrent portion of capital lease obligations                          $282
                                                            =================

  Rent expense was approximately $168,000, $55,000 and $8,000 for 1997, 1996 and 1995, respectively.

6. STOCKHOLDERS' EQUITY

  In connection with the formation of the Company, 4,200,000 shares of common stock were issued to founders of the Company in exchange for $10,000. The founders' shares contained a repurchase option in the event of a voluntary or involuntary termination of employment for any reason. In May 1997, the Company released its option to repurchase any of the founders' shares.

                                WHOWHERE?, INC.

  The Company has reserved shares of common stock for issuance at December 31, 1997 as follows:

Stock options                                             3,888,991
Warrants                                                  1,555,082
Conversion of convertible preferred stock                 8,100,741
                                                      -------------
                                                         13,544,814
                                                      =============

CONVERTIBLE PREFERRED STOCK

  Series A and B preferred stock is convertible into common stock of the Company, at the option of the holder, at a conversion price of $1.29 and $1.90, respectively, subject to adjustment for dilution, if any, resulting from future stock issuances, stock splits or stock dividends. Shares of preferred stock automatically convert into common stock in the event of an underwritten public offering of the Company's common stock in which the aggregate net proceeds are at least $20,000,000 and the price per share is at least $8.00, subject to adjustment in the event of, among other things, stock splits and stock dividends.

  Each share of Series A and B preferred stock has a liquidation preference of $2.57 and $1.90 per share, respectively, plus declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per-share basis among the common stockholders and preferred stockholders, on an as-converted basis. Series A and B preferred stockholders are respectively entitled to noncumulative dividends at a rate of $0.257 and $0.190 per share, per annum, if declared by the board of directors, in preference to common stock dividends. No dividends have been declared to date. The holder of each share of preferred stock has voting rights equivalent to the number of common shares assuming conversion.

WARRANTS

  In July 1996, the Company issued warrants for the purchase of a total of 608,774 shares of the Company's Series A preferred stock at a price of $2.90 per share. These warrants, if unexercised, expire on May 15, 2002. The warrants issued to investors were priced at $0.01 per warrant and total proceeds were approximately $6,000.

  In August 1996, in connection with capital leases, the Company issued warrants to purchase 21,887 shares of Series A preferred stock at a price per share of $2.57. These warrants, if unexercised, expire on August 30, 2003. The fair value of these warrants was determined to be immaterial.

  In May 1997, the Company issued warrants to investors for the purchase of 224,997 shares of the Company's Series B preferred stock at a price of $1.90 per share, pursuant to a convertible note and warrant purchase agreement. These warrants, if unexercised, expire on May 15, 2002. The fair value of these warrants was determined to be immaterial.

  In September 1997, in connection with a line of credit agreement with a bank, the Company issued a warrant to purchase 31,578 shares of Series B preferred stock at a price per share of $1.90. This warrant expires September 22, 2002. The fair value of this warrant was determined to be immaterial.

  In October 1997, in connection with a credit facility with a leasing company, the Company issued a warrant to purchase 21,053 shares of Series B preferred stock at a price per share of $1.90 and an additional number of shares on the date the Company has borrowed in excess of $800,000 pursuant to the credit facility. The additional number is determined by dividing 40,000 by the exercise price in effect on the date the Company borrows in excess of $800,000. The warrant expires on October 15, 2007 or on the fifth anniversary of the closing of an underwritten public offering of the Company's common stock. The fair value of this warrant was determined to be immaterial.

  At December 31, 1997, the warrants outstanding have a weighted-average exercise price of $2.59 and a weighted-average remaining contractual life of 4.3 years.

                                WHOWHERE?, INC.

7. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLANS

  During 1995, the Company adopted the 1995 Stock Option Plan (the "Plan"), under which incentive stock options or nonqualified stock options to purchase common stock may be granted to eligible participants. Under the Plan, options to purchase common stock may be granted with exercise prices not less than 85% of the fair value of the Company's common stock on the date of grant, as determined by the board of directors. Options become exercisable as determined by the board of directors (generally over 4 years) and expire after 10 years.

Activity under the Plan is as follows:

                                                                             OUTSTANDING OPTIONS
                                                             ------------------------------------------------
                                                                                              WEIGHTED-
                                                SHARES                  NUMBER                 AVERAGE
                                              AVAILABLE                   OF                  EXERCISE
                                              FOR GRANT                 SHARES                  PRICE
                                      -----------------------------------------------------------------------
Balance at December 31, 1995                  1,200,000                 800,000               $  0.0002
 Additional shares authorized                   500,865
 Options granted                               (454,500)                454,500               $0.133278
 Options exercised                                                     (289,834)              $0.000204
 Options canceled                               396,000                (396,000)              $0.006522
                                      -----------------------------------------------------------------------
Balance at December 31, 1996                  1,642,365                 568,666               $0.099997
 Additional shares authorized                 1,829,000
 Options granted                             (1,802,500)              1,802,500               $    0.25
 Options exercised                                                     (151,040)              $   0.228
 Options canceled                               194,542                (194,542)              $  0.0924
                                      -----------------------------------------------------------------------
Balance at December 31, 1997                  1,863,407               2,025,584               $ 0.23937
                                      =======================================================================

At December 31, 1997 and 1996, options to purchase 2,025,584 and 568,666 shares, respectively, were exercisable at prices ranging from $0.0002 to $0.25. The weighted-average contractual life of options outstanding at December 31, 1997 was approximately 9.25 years. The weighted-average estimated fair value of stock options granted during 1997 and 1996 was $0.05 and $0.03, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

  The effect of applying the minimum value method of SFAS 123 to the Company's stock option grants did not result in pro forma net loss that is materially different from historical amounts reported. Therefore, such pro forma disclosure information is not separately presented herein. Future pro forma net income/loss and earnings/loss per share results may be materially different from actual amounts reported.

  The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividends, an expected life of four years, and a risk-free interest rate of 5.8% for the years ended December 31, 1997 and 1996 and 5.3% for the period ended December 31, 1995, respectively.

8. INCOME TAXES

  As of December 31, 1997, the Company had federal and California net operating loss carryforwards of approximately $6,000,000 and $2,900,000, respectively. The net operating loss will expire at various dates beginning in 2000 through 2012, if not utilized.

                                WHOWHERE?, INC.

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                            DECEMBER 31,
                                                                   1997                    1996
                                                              --------------------------------------
 Deferred tax assets:
  Net operating loss carryforwards                              $ 2,200,000             $   700,000
  Capitalized research and development                              100,000
                                                             --------------------------------------
  Total deferred tax assets                                       2,300,000                 700,000
Valuation allowance                                              (2,300,000)               (700,000)
                                                             --------------------------------------
Net deferred tax assets                                         $         -              $        -
                                                             ======================================

  The net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by $693,000 during the year ended December 31, 1996.

9. CONCENTRATIONS OF OTHER RISKS

  The Company currently uses one vendor to supply customer activity information that is required for timely revenue recognition and customer billing on certain customer contracts. If this vendor were to experience supply constraints or financial difficulties, the Company could experience difficulties in the timely recognition of revenue and customer billing for certain contracts.

9. SUBSEQUENT EVENTS (UNAUDITED)

  On August 7, 1998, Lycos, Inc., entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, What Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("WWAC"), WhoWhere? Inc., a California corporation ("WhoWhere?"), and certain shareholders of WhoWhere? providing for the merger of WWAC with and into WhoWhere? (the "Merger"). On August 13, 1998, the Company completed the closing of the Merger and WhoWhere? became a wholly-owned subsidiary of the Company.